Exhibit 99.1

United Maritime Announces Agreement to Acquire a Modern Panamax Vessel through a Bareboat-in Charter and
Delivery of Two Kamsarmax Vessels with Immediate Period Employment

May 10, 2023 - Glyfada, Greece - United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA), announced today that it has entered into a twelve-month bareboat charter agreement for a Japanese-built modern Panamax dry bulk vessel with an unaffiliated third party in Japan. The bareboat charter agreement will commence in the third quarter of 2023 and includes a purchase option for United.

The Company has also taken delivery of two previously announced Kamsarmax vessel acquisitions and has secured time charter (“T/C”) contracts for both ships that commenced upon the respective deliveries.

The recent Kamsarmax acquisitions and the down payment paid on signing of the Panamax bareboat charter agreement were funded through a combination of United’s cash reserves and proceeds from a sale and leaseback facility, as detailed below, with no equity offering or dilution of its shareholders to fund these transactions.

Bareboat Charter Agreement with a Purchase Option

The Company entered into a twelve-month bareboat charter agreement with an unaffiliated third party in Japan for a 2015-built eco Japanese Panamax dry-bulk vessel of 78,020 dwt. Pursuant to the terms of the bareboat charter, United has advanced a down payment of $3.5 million on signing and will further pay $3.5 million on delivery of the vessel to the Company, which is estimated to take place between July and October 2023, and a daily bareboat rate of $8,000 over the period of the bareboat charter. At the end of the 12-month bareboat period, United has an option to purchase the Vessel for $17.1 million.

Vessel Deliveries & Time Charters

The first vessel was built in 2009 at Universal Shipbuilding in Japan, has a cargo-carrying capacity of 81,508 dwt and was renamed M/V Cretansea.

M/V Cretansea has been fixed on a T/C for a period of about twelve (12) to about fourteen (14) months with a multinational commodity trading company. The daily hire is index-linked, at a premium over the Baltic Panamax Index (“BPI”). United has the option to convert the daily hire to fixed for a period of minimum one (1) to maximum six (6) months based on the prevailing Panamax Freight Futures Agreements (“FFA”) curve.

The second vessel was built in 2010 at Tsuneishi Zhoushan Shipbuilding, has a cargo-carrying capacity of 82,217 dwt and was renamed M/V Oasea.

M/V Oasea has been fixed on a time charter (“T/C”) for a period of minimum eleven (11) to about fourteen (14) months with a major European operator. The daily rate is index-linked, based on the BPI and includes a one-time ballast bonus. United has the option to convert the daily hire from index-linked to fixed for a period of minimum two (2) to maximum eleven (11) months based on the prevailing Panamax FFA curve.

Vessel Financing

The combined acquisition price of the two Kamsarmaxes of $39.2 million has been funded through a combination of cash on hand and proceeds from a new $24.5 million sale and leaseback facility provided by a European lessor. The vessels were sold and chartered back on a bareboat basis for a five-year period. The monthly bareboat payments for both vessels amount to $195,000, while the Company has the obligation to repurchase the vessels at the end of the bareboat period for a combined price of $12.8 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Following the recent, highly profitable sale of three of our tankers, we have re-grown our fleet by acquiring high-quality dry bulk carriers at attractive values. This re-growth of our fleet has been achieved without diluting our shareholders in funding these acquisitions.

“The new bareboat-in agreement for another modern Panamax vessel strengthens our presence in the sector further, without substantial capital outlay on its delivery, and provides a purchase option at the end of the bareboat period. Moreover, the delivery of two Kamsarmaxes and the prompt commencement of their charters is expected to generate approximately $8 million in gross revenues by the end of the year1.

“Based on our successful investment strategy and our balanced commercial approach, encompassing advantageous time charters at a combination of fixed and index-linked rates, we believe that United is optimally positioned to generate strong returns for its shareholders.”

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration
Gloriuship	Dry Bulk / Capesize	171,314	2004	Hyundai	T/C Index Linked	Feb-24	Jun-24
Goodship	Dry Bulk / Capesize	177,536	2005	Mitsui	T/C Index Linked	Jun-23	Dec-23
Tradership	Dry Bulk / Capesize	176,925	2006	Namura	T/C Index Linked	Aug-24	Jan-25
Oasea	Dry Bulk / Kamsarmax	82,217	2010	Tsuneishi	T/C Index Linked	Mar-24	Jul-24
Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked	Apr-24	Jul-24
Chrisea	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked	Feb-24	Jun-24
Epanastasea	Tanker / LR2	109,647	2008	Dalian	Fixed Rate T/C	Sep-23	Nov-23
TBR	Dry Bulk / Panamax	78,020	2015	Japan	TBA	TBA	TBA
Total/Average age		955,340	14.3 years

1 Based on the current levels of the FFA curve as of April 28, 2023, averaging at approximately $16,447/ day for the period of May 1st until December 31st of 2023

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. Upon the delivery of the aforementioned Panamax vessel, the Company will operate a fleet of 1 tanker vessel, 3 Capesize, 2 Kamsarmax and 2 Panamax dry bulk vessels, with an aggregate cargo carrying capacity of 955,340 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com